ITEM 77Q(a)(iv)
MATERIAL AMENDMENTS TO THE REGISTRANT'S CHARTER OR BY-LAWS

The Regular Meeting of the Board of Trustees (the "Trustees") of Trust for Short-Term U.S. Government Securities (the "Trust") was held May 12
- 14, 1998.

During this meeting, Amendment No. 9 to the By-Laws was adopted by the Trustees. This amendment, effective May 12, 1998, deleted Article IV,
Section 3 and replaced it with the following:

"Section 3. Place of Meeting. Meetings of the shareholders of the Trust or a particular Series or Class shall be held at such place within or without The Commonwealth of Massachusetts as may be fixed from time to time by resolution of the Trustees." and;

deleted Article V, Section 6 and replaced it with the following:

"Section 6. Place of Meeting. Meetings of the Trustees shall be held at such place within or without The Commonwealth of Massachusetts as fixed from time to time by resolution of the Trustees, or as the person or persons requesting said meeting to be called may designate, but any meeting may adjourn to any other place."